Exhibit 1

Risk Factors

The risks described below should be carefully considered in conjunction with “Item 3: Key Information – D. Risk Factors” in our annual report on Form 20 F for the year ended December 31, 2014, which we filed with the SEC on March 30, 2015 (SEC File No. 001-15148), or our “2014 Form 20 F.” Our business, results of operations, financial condition or prospects could be negatively affected if any of these risks occurs.

Risks Relating to Our Business and Industry

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork and beef, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations, a particular concern given the recent significant depreciation of the Brazilian real against the U.S. dollar and the euro.

Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks entirely. Although not usual in our industry, we negotiate long-term contracts with some of our suppliers, especially soybean meal and soybean oil. In 2014, the average corn price in Brazil was 0.5% higher than the average corn price in 2013. Corn prices in December 2014 were 12.7% higher than in December 2013, mostly because of the depreciation of the real against the U.S. dollar in the last quarter of 2014. In 2014, the average soybean meal price in Brazil was 5.3% higher than the average price in 2013, and comparing December 2013 to December 2014, soybean meal prices in Brazil were down by 9.1%. The effect of decreases or increases in the price of raw materials on our gross margin is greater for our products that are similar to commodities in nature, rather than our value-added products. They are also affected by political and market conditions in the regions where suppliers are located.

Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in oil prices. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected. Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as fires, such as a recent one we experienced at our plant in Toledo that required the temporary re-allocation of plant functions to other facilities, could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Recent and future acquisitions or joint ventures may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions in recent years, such as the acquisitions in 2014 of all equity interest in Federal Foods, a company headquartered in Abu Dhabi, United Arab Emirates; a 40% stake in AKF in the Sultanate of Oman; and a 75% stake in Alyasra’s frozen retail distribution business in the State of Kuwait. Also, on October 1, 2014, Minerva incorporated all of the shares of a BRF subsidiary in exchange for 16.29% of the total and voting capital of Minerva at that date. For more details on these and other transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments in 2014” in our 2014 Form 20-F.

Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial and operational risks and uncertainties, including:

•	challenges in realizing the anticipated benefits of the transaction;

•	diversion of management attention from existing businesses;

•	difficulty with integrating personnel and financial and other systems;

•	difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•	challenges in retaining an acquired company’s customers and key employees;

•	increased compensation expenses for newly hired employees; and

•	exposure to unforeseen liabilities or problems of the acquired companies or joint ventures;

Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also results in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions, which may result in increased volatility in our markets and contribute to net losses. At the end of 2014, oil prices declined significantly and is expected to lead to lower economic growth in relevant oil dependent regions, such as several countries in the Middle East, Russia, Venezuela and Angola. Thus, per capita meat consumption in these areas could be affected as well. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs and cattle) but any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs, cattle and certain other animals, foot-and-mouth disease and A(H5N1) influenza (discussed below); (2) in the case of cattle, foot-and-mouth disease and BSE and, less likely, (3) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have broken out in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals. Our poultry business in Brazilian and export markets could also be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza. In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Between 2003 and the first week of 2015, there have been over 1,147 human cases of avian influenza and over 577 related deaths, according to the WHO and Food and Agriculture Organization, or “FAO.” The cases reported were caused by the H5N1 and H7N9 viruses. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. More recently, in 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, additional new cases of H5N1 and H5N2 were reported in the United States, which has already resulted in restrictions on U.S. exports.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

We may also be subject from time to time to additional outbreaks of animal-related diseases, such as Porcine Epidemic Diarrhea and foot-and-mouth disease affecting cattle. See “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Effect of Animal Diseases—Other Animal Diseases” in our 2014 Form 20-F for further information.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Trade barriers can consist of both tariffs and non-tariff barriers. In our industry, non-tariff barriers are a particular concern, especially sanitary and technical restrictions.

Some countries, such as Russia, have a history of erecting trade barriers to imports of food products. In June 2011, Russia imposed restrictions on imports of Brazilian poultry, pork and beef from about 100 producing units due to alleged sanitary concerns, including a complete ban on imports from the states of Rio Grande do Sul, Santa Catarina and Mato Grosso. In August 2014, the ban was suspended.

We have been affected by trade barriers imposed by a number of other countries from time to time. In June 2011, South Africa initiated an anti-dumping investigation against Brazilian chicken. In a preliminary determination, the South African government imposed substantial tariffs on these products (62.9% on whole chicken and 46.5% on boneless cuts), which temporarily interrupted Brazilian exports. The final resolution of the investigation was announced in December 2012 in favor of Brazil, with no application of anti-dumping penalties.

In Europe, another of our key markets, the European Union has adopted a quota system for certain chicken products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on local producers over European producers. In addition, the European Union has a ban on certain types of Brazilian meat, including pork, fresh cuts and some premium cuts of frozen beef backs.

In addition, many developed countries use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. In addition, local producers in some markets may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our export markets. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market. With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

The Brazilian poultry and pork cuts markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Our international sales are subject to a broad range of risks associated with international operations.

International sales account for a significant portion of our net sales, representing 41.6% in 2012, 48.1% in 2013 and 46.8% in 2014. Our major international markets include the Middle East (particularly Saudi Arabia), Asia (particularly Japan, Hong Kong, Singapore and China), Europe, Eurasia (particularly Russia), Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•	exchange rate fluctuations;

•	deterioration in international economic conditions;

•	impacts on the economy following sharp variations in energy prices;

•	political risks, such as turmoil in the Middle East and North Africa, government policies in Argentina and political instability in Venezuela;

•	decreases in demand, particularly from large markets such as China;

•	imposition of increased tariffs, anti-dumping duties or other trade barriers;

•	strikes or other events affecting ports and other transport facilities;

•	compliance with differing foreign legal and regulatory regimes; and

•	sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our international sales are highly dependent on conditions at a small number of ports in southern Brazil. We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in August 2011, a strike at the Itajaí port affected exports for approximately two months. In the middle of 2012, a strike of Brazilian Sanitary Inspection Agency (Agência Nacional de Vigilância Sanitária, or Anvisa) and a nationwide strike of truckers also hampered our export operations. A widespread or protracted strike in the future could adversely affect our business and our results of operations. In 2012, we had new strikes from Anvisa and employees of the federal government. In addition, flooding and similar events affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

Political and economic risks in Middle East could limit the profitability of our operations and our ability to execute our strategy in that region.

In 2014, we finished construction of a new plant in Abu Dhabi in the United Arab Emirates in the Middle East. In addition to being subject to the general risks of international operations described above, we are now subject to the specific risks associated with the fact that the production and distribution capacity we hope to achieve through the project could be lower than our expectations, in each case for a variety of reasons, including (1) governmental inertia, (2) geopolitical risk, (3) imposition of exchange or price controls, (4) imposition of restrictions on exports of our products or imports of raw materials necessary for our production, (5) fluctuation of local currencies against the real, (6) nationalization of our property, (7) increase in export tax and income tax rates for our products, and (8) unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects. As a result of these factors, the results of operations and financial conditions of our operations in the Middle East may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Political and economic risks in Argentina could limit the profitability of our operations and our ability to execute our strategy in that country.

We have seven production facilities in Argentina, and we view growth of our business in Argentina as an important component of our strategy in South America. We estimate that our integrated operations in the Argentine market represent over R$1 billion of sales per year. However, executing our strategy in Argentina is subject to significant political and economic risks. Political and economic conditions have been volatile in that country for more than a decade. Economic uncertainty, inflation and other factors could lead to lower real salaries, lower consumption and unemployment, which could have an adverse effect on demand for our products. In addition, Argentine government policies may adversely affect our ability to realize a return on our investment in Argentina. For example, the government has imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds of their investments in Argentina. In April 2012, the Argentine government’s effective nationalization of YPF S.A., Argentina’s leading energy company, led to a dramatic decline in the prices of Argentine securities and great concern among international investors. Argentine government intervention, investor reactions and economic uncertainty in Argentina could adversely affect the profitability of our operations and our ability to execute our strategy in that country.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements in the markets where we conduct our business. We already incur significant costs in connection with such compliance and changes in government regulations relating to food safety could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2014, we had a total of 108,829 employees worldwide. All of our production employees are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2014, they represented 13.9% of our cost of goods sold, representing an increase of 0.9 percentage points compared to 2013.

In the ordinary course of business, we outsource labor to third parties. See “Item 4. Information on the Company—B. Business Overview—Production Process” of our 2014 20-F. If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas (conservation units, archeological areas and permanent preservation areas), handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. We cannot operate a plant if the required environmental permit is not valid or updated. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary interdiction of rights and prison (for individual offenders) and liquidation, temporary interdiction of rights, fines and community services (for legal entities).

Furthermore, pursuant to Brazilian environmental legislation, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not renewed or have their request of renewal dismissed by the competent environmental authority, we may incur fines ranging between R$500 to R$10 million and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of its expiration, so that the license may be automatically extended until a final decision from the environmental authority is reached. In the interim, we are permitted to continue operations under the respective license, during the renewal process.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta), or “TAC.” Under IFRS, we classify the risk of adverse results in legal proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2014 are included in “Item 8. Financial Information—Legal Proceedings” of our 2014 Form 20-F incorporated by reference and Note 26 of our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly higher than the amounts for which we have recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts. Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

With regard to tax contingencies, we are currently defendants in tax cases that involve tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts. We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results. The Supreme Court of Brazil has recently ruled that the use of total ICMS tax credits in operations related to food products classified as staple foods in Brazil (cesta básica), which benefit from a reduced tax basis in the calculation of the ICMS tax, is improper. The case is currently on appeal and, if the decision is upheld and determined to apply to some or all of BRF’s operations, it could have a significant impact on our operations, liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings” of our 2014 Form 20-F.

As of March 31, 2015, we had R$56.2 million in provisions for civil contingencies, R$235.4 million in provisions for tax contingencies and R$341.0 million in provisions for labor contingencies. See Note 24 to our interim consolidated financial statements. We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions.

In addition, our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our marks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third party claims, or to settle such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, the loss of key professionals may adversely affect our ability to implement our strategy, as well as the expenses associated to these losses can impact our results.

We rely on our positive image and reputation in the marketplace.

BRF has a strong image related to solid corporate governance and is associated with values such as trust, ethics and transparency. We have a framework of antifraud initiatives that supports all business segments and their commercial standards worldwide. However, we may not be able to mitigate all fraud risk entirely. In cases of bad publicity or acts that may negatively affect our image, we have a Crisis Committee that works with our stakeholders. Any negative reflection on our image or the strength of our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

As is typical in our business, our plants, distribution centers, vehicles and our directors and officers, among others, are insured. However, certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance. For example, in 2011, fires affected a part of the installations of our Nova Mutum, Mato Grosso unit and part of the installations of our Brasília unit. In 2014, fires affected part of the installations of our Toledo unit.

Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

Our failure to continually innovate and successfully launch new products, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and successfully develop and launch new products and product extensions that consumers want. We devote resources to new product development and product extensions, however we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, our financial results and our competitive position may suffer.

We also seek to maintain and extend the image of our brands through marketing, including advertising, consumer promotions and trade spending. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. Continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or extend our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and increase efficiencies in our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. Like other companies, our information technology systems may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues. We have implemented technology security initiatives and disaster recovery plans to mitigate our exposure to these risks, but these measures may not be adequate. Any significant failure of our systems, including failures that prevent our systems from functioning as intended, could cause transaction errors, processing inefficiencies, loss of customers and sales, have negative consequences on our employees and our business partners and have a negative impact on our operations or business reputation.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. In addition, the disclosure of non-public sensitive information through external media channels could lead to the loss of intellectual property or damage our reputation and brand image.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At March 31, 2015, our total consolidated debt (comprised of short-term and long-term debt) was R$12,721.9 million (U.S.$3,965.7 million).

Our substantial indebtedness could have major consequences for us, including:

•	requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•	increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•	limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	increasing our expenditures due to depreciations in the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars;

•	making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•	placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•	exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years.

As of March 31, 2015, we had R$2,186.5 million of debt that matures in 2015, R$493.9 million of debt that matures in 2016, R$1,068.6 million of debt that matures in 2017, R$1,512.8 million of debt that matures in 2018 and R$7,460.1 million of debt that matures in 2019 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of March 31, 2015, we had R$9,323.0 million of foreign currency debt, including R$393.2 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•	the pressures on credit return as a result of disruptions in the global stock and credit markets,

•	our operating results worsen significantly,

•	we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•	we are unable to refinance any of our debt that becomes due, we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant restrictions on us.

The instruments governing our consolidated indebtedness impose significant restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•	borrow money;

•	make investments;

•	sell assets, including capital stock of subsidiaries;

•	guarantee indebtedness;

•	enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens; and

•	engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects as well as the market prices of our notes may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation;

•	interest rates;

•	changes in climate and weather patterns;

•	energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil beginning in late 2014;

•	liquidity of domestic capital and lending markets;

•	changes in environmental regulation; and

•	social and political instability, particularly in light of recent protests against public policy (including strikes of truck drivers) and related vandalism in major Brazilian cities.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our notes.

Dilma Rousseff, the re-elected President of Brazil, has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. In addition, the recent economic and political instability, caused by the rise of inflation, slow GDP growth, protests and strikes, as well as the Petrobras corruption scandal, has led to a fall in confidence and a government crisis. The general political uncertainty could worsen purchasing power, consumption and supply chain costs. Thus, our financial results may be affected by a slowdown in the domestic market.

The market expectations for 2015 is that Brazilian economy should slow down and the GDP should not grow or could even have a small decrease.

Climate change may negatively affect our business and results of operations.

A consensus has developed in the scientific community that global warming will continue to occur even if greenhouse gas emissions were to be slowed, thereby reinforcing the need to intensify actions to adapt to climate changes. We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities.

The main risks we have identified relate to the alterations in temperature (average and extreme) and changes in rainfall (average and extreme, such as drought, flooding and storms), both of which could affect agricultural productivity, the quality and availability of pasture areas, animal wellbeing and the availability of energy. These changes could have a direct impact on our costs, raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal wellbeing, increasing the risk of rationing and raising the price of electrical energy through water shortages and the need for other energy sources to supply the demand for electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Our operations are largely dependent on electricity and energy-related expenses are our second highest fixed cost. A significant portion of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of stocks in grains purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. We also undertake efficiency projects to develop more efficient processes that consume less energy. Other initiatives include technological innovations in the animal-raising installations to improve the environment and acclimatization and safeguard the animal’s wellbeing. We may fail to continue to implement programs to mitigate effects of climate change, which may affect our business and results of operations in the future.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our notes.

Brazil experienced high inflation rates in the past. According to the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013 and 3.7% in 2014. In addition, according to IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. In 2010, 2011, 2012 and 2013, the actual inflation rate was higher than the Central Bank’s target of 4.5% with a tolerance range of two percentage points above or below. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation” of our 2014 Form 20-F.

Brazil may continue experiencing high levels of inflation in 2015, above the Central Bank’s target. Periods of higher inflation like in 2014 slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations, financial condition and the market prices of our notes.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, 2012, 2013 and 2014, the real depreciated 12.6%, 8.9%, 15.8% and 13.4%, respectively, against the U.S. dollar.

Appreciation of Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our international sales are mostly denominated in U.S. dollars. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

Costs are also directly impacted by the exchange rate. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$7,596.2 million at December 31, 2014, representing approximately 65.5% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our notes.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. In 2014, inflation reached 6.41% according to IBGE. If interest rates fall down, the population has greater access to credit and consume more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Another consequence is the greater return paid by the government securities, impacting directly in the investments which become less attractive. Investment in public debt absorbs money that would fund the productive sector.

At the end of former president Luiz Inácio da Silva’s administration, interest rates were lowered to stimulate economic growth. From 2008 to 2010, interest rates decreased from 13.75% to 10.75% and inflation was kept under 5.0%. With the transition to President Dilma Rousseff’s administration in January 2011, the Brazilian government has set a goal of cutting public expenditures and stabilizing the economy. The low interest rates from previous years resulted in high inflation rates of 5.8% in 2012, 5.9% in 2013, and 6.41% in 2014, leading to the Central Bank’s decision to increase interest rates to stabilize the economy.

At December 31, 2014, approximately 14.2% of our total liabilities with respect to indebtedness and derivative instruments of R$11,846.7 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” taxes, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Currently, financial revenues generated by legal entities subject to the non-cumulative regime, such as our company, are subject to PIS and COFINS at a 0% rate, except for financial revenues from interest on shareholders’ equity. However, according to Brazilian Decree No. 8,426, passed into law on April 1, 2015, PIS and COFINS on financial revenues (other than interest on shareholders’ equity) will be levied at rates of 0.65% and 4%, respectively, beginning on July 1, 2015. Under Decree No. 8,426, financial revenues arising from interest on shareholders’ equity will remain unchanged at 1.65% for PIS and 7.6% for COFINS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and our unaudited interim consolidated financial statements. This discussion and analysis should also be read in conjunction with “Item 5: Operating and Financial Review and Prospects” in our 2014 Form 20-F.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Business Segments and Product Lines

In September 2014, we entered into a binding memorandum of understanding with Parmalat S.p.A. for the sale of our daity division. In December 2014, we entered into an agreement with Lactalis do Brasil for the sale of plants and trademarks related to our dairy division. In 2014, we reported our dairy segment as a discontinued operation. In the three months ended March 31, 2015, net profit from discontinued operations totaled R$3.0 million, compared to a loss of R$7.8 million in the same period in 2014. In the past, we reported our results according to four segments—Brazil, Foreign (International), Food Services and Dairy. In the three months ended March 31, 2015, we began to report our results according to the following regions, divided according to sales channels:

•	Brazilian market, which includes our sales within Brazil;

•	Middle East and Africa, or “MEA,” which includes our export sales to the Middle East and Africa regions;

•	Asia, which includes our export sales to the Asia region;

•	Europe/Eurasia, which includes our export sales to the Europe and Eurasia regions; and

•	Latin America, or “LATAM,” which includes our export sales to the Latin America region.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

•	Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•	Processed Food Products includes the following:

•	marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

•	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs;

•	Other Processed Products includes the following:

•	frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•	margarine, mayonnaise, mustard and ketchup;

•	Other, consisting of soy meal, refined soy flour and animal feed.

In the three months ended March 31, 2015, we generated 39.1% of our net sales from in natura poultry, 6.5% from in natura pork and in natura beef, 51.9% from processed and other processed meat products and 2.5% from other sales. No single customer or economic group represented more than 5% of our total net sales in the three-month period ended March 31, 2015.

In the Brazilian market, which accounted for 53.8% of our net sales in the three months ended March 31, 2015, we operate under such brand names as Sadia, Perdigão, Chester, Batavo, Elegê, Miss Daisy, Qualy and Becel (through a strategic joint venture with Unilever), which are among the most recognized names in Brazil. In our export markets, which accounted for the remaining 46.2% of our total net sales in the three months ended March 31, 2015, the leading brands were Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Batavo, Fazenda, Borella and Confidence.

We export to more than 120 countries, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the three months ended March 31, 2015, our exports accounted for 46.2% of our net sales, of which exports (1) 46.0% were to the Middle East and Africa, (2) 22.8% were to Asia, (3) 19.1% were to Europe/Eurasia and (4) the remaining 12.1% were to Latin America.

Results of Operations as a Percentage of Net Sales for the Three Months Ended March 31, 2015 Compared to the Three Months Ended March 31, 2014

The following table sets forth the components of our results of operations as a percentage of net sales for the three months ended March 31, 2015 and 2014.

	Three Months Ended March 31,
	2015	2014
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(69.3)	(73.5)
Gross profit	30.7	26.5
Operating expenses:
Selling expenses	(15.4)	(14.9)
General and administrative expenses	(1.5)	(1.4)
Other operating expenses	(3.9)	(1.8)
Income from associates and joint ventures	(0.8)	0.2
Operating income	9.1	8.5
Financial expenses	(28.2)	(6.7)
Financial income	26.6	3.7
Income before taxes	7.6	5.6
Current taxes	(0.1)	(0.1)
Deferred taxes	(0.9)	(0.6)
Profit from continued operations	6.6	4.9
Loss from discontinued operations	—	(0.1)
Net profit	6.6	4.8
Attributable to:
Controlling shareholders	6.6	4.7
Non-controlling interest	0.0	0.1

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the three months ended March 31, 2015 was 10.81%;

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on our gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.60% for COFINS for the three months ended March 31, 2015. However, (1) exports are not subject to these taxes, (2) we currently benefit from a suspension of these taxes with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues have benefitted from a PIS and COFINS tax rate of zero since 2004. However, financial revenues are expected to be taxed at new rates as of July 1, 2015. Although in recent years we have accumulated tax credits with respect to both PIS and COFINS, the change expected to take effect on July 1, 2015 may result in a change in our net balance of PIS and COFINS taxes; and

Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the Brazilian market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014	Change
	(in millions of reais) (unaudited)		(%)
Gross sales:
Brazilian market sales	4,632.3	4,289.0	8.0
Middle East and Africa market sales	1,599.6	1,317.2	21.4
Asia market sales	756.8	707.0	7.0
Europe/Eurasia market sales	665.2	760.9	(12.6)
Latin America market sales	440.7	460.1	(4.2)

	8,094.6	7,534.2	7.4

Sales deductions
Brazilian market sales	(843.7)	(712.8)	18.4
Middle East and Africa market sales	(100.3)	(14.9)	573.2
Asia market sales	(12.0)	(7.4)	62.2
Europe/Eurasia market sales	(43.1)	(51.1)	(15.7)
Latin America market sales	(47.2)	(41.4)	14.0

	(1,046.3)	(827.6)	26.4

Net sales
Brazilian market sales	3,788.6	3,576.2	5.9
Middle East and Africa market sales	1,499.4	1,302.4	15.1
Asia market sales	744.7	699.5	6.5
Europe/Eurasia market sales	622.1	709.8	(12.4)
Latin America market sales	393.5	418.7	(6.0)

TOTAL	7,048.3	6,706.6	5.1

In the past, we reported net sales by segment. In the first quarter of 2015, we began to report net sales by region: Brazil, the Middle East and Africa, “MEA,” Asia, Europe/Eurasia and Latin America (excluding Brazil). Within these regions, we report a breakdown of net sales by the following product categories: (1) poultry (in natura whole poultry and cuts), (2) pork and beef cuts (in natura cuts), (3) processed food products (processed foods, frozen and processed derivatives of poultry, pork and beef), (4) other processed food products (processed foods such as margarine and vegetable and soybean-based products) and (5) others (including animal feed, soy meal and refined soy flour).

Three Months Ended March 31, 2015 Compared with Three Months Ended March 31, 2014

The following provides a comparison of our results of operations for the three months ended March 31, 2015 against our results of operations for the three months ended March 31, 2014, based on our unaudited interim consolidated financial statements prepared in accordance with IAS 34—Interim Financial Reporting.

As described in more detail below, our consolidated results of operations for the three months ended March 31, 2015 increased in comparison with the three months ended March 31, 2014.

Net Sales

Our net sales increased 5.1%, to R$7.0 billion, in the three months ended March 31, 2015, from R$6.7 billion in the corresponding period in 2014, primarily as a result of higher average prices of 13.3% and strong results in Brazil, MEA and Asia, where an increase in average prices offset reductions in volumes.

In the three months ended March 31, 2015, sales to our export markets benefited from an average 21.1% devaluation year-on-year of the real against the U.S. dollar, increasing average prices in reais by approximately 13.3%. This devaluation was instrumental in offsetting the decline in volume of 7.2% (in line with our strategy of decreasing volumes to regions with low margins in our international markets).

Brazilian Market

Net sales in the Brazilian market increased 5.9%, to R$3.8 billion, in the three months ended March 31, 2015, from R$3.6 billion in the corresponding period in 2014, primarily as a result of a 9.8% rise in prices that offset a 3.5% decrease in volumes.

Sales volumes in the Brazilian market decreased 3.5% to 577.6 thousand tons in the three months ended March 31, 2015, from 598.6 thousand tons in the corresponding period in 2014, primarily as a result of decreases in volumes from animal feed, hatcheries and sub-products. Average selling prices increased 9.8% to R$6.56 per kilogram in the three months ended March 31, 2014 from R$5.97 per kilogram in the corresponding period in 2014, primarily as a result of increases in prices of animal feed, hatcheries and sub-products.

The following table provides a breakdown of changes in net sales and sales volumes in the Brazilian market.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais) (unaudited)		(%)	(in thousands of tons)		(%)

Brazilian Market
Meat:
In natura:
Poultry	566.3	447.6	26.5	107.8	80.7	33.6
Pork/Beef	194.2	270.4	(28.2)	23.7	33.5	(29.0)
Total meats (in natura)	760.5	718.0	5.9	131.6	114.3	15.2
Processed(1)	2,863.1	2,619.6	9.3	403.9	384.0	5.2
Other(2)	165.1	238.6	(30.8)	42.1	100.3	(58.1)
Total	3,788.6	3,576.2	5.9	577.6	598.6	(3.5)

(1)	“Processed” products, as of the first quarter of 2015, now include certain dairy products, such as cream cheese, that we have retained from our dairy segment, which was sold in 2014.
(2)	“Other” includes animal feed, hatcheries and sub-products.

The following table sets forth our average selling prices in the Brazilian market.

	Average Selling Prices
	Three Months Ended March 31,
	2015	2014	Change
	(in reais per kg)		(%)
Brazilian Market	6.56	5.97	9.8

Europe/Eurasia

Net sales from Europe/Eurasia operations decreased 12.4%, to R$622.1 million in the three months ended March 31, 2015, compared to R$709.8 in the corresponding period in 2014, primarily as a result of a 15.7% reduction in sales volumes from Russia as a result of their internal economic conditions and our strategy of reducing our exposure to this market. Average prices increased 4.0% in real terms compared to the corresponding period in 2014.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais, otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Europe/Eurasia
Meat:
In natura meat:
Poultry	117.0	104.2	12.3	20.1	18.6	8.1
Pork/Beef	102.4	188.3	(45.6)	9.8	19.9	(50.6)
Total in natura meat	219.4	292.6	(25.0)	29.9	38.5	(22.3)
Processed	402.7	417.2	(3.5)	42.4	47.3	(10.4)
Total	622.1	709.8	(12.4)	72.3	85.8	(15.7)

The following table sets forth our average selling prices in our Europe/Eurasia market.

	Average Selling Prices
	Three Months Ended March 31,
	2015	2014	Change
	(in reais per kg)		(%)
Europe/Eurasia	8.60	8.27	4.0

Middle East and Africa

Net sales in the Middle East and Africa region increased 15.1%, to R$1.5 billion in the three months ended March 31, 2015, compared to R$1.3 billion in the corresponding period in 2014, primarily as a result of an increase in revenues from countries as Saudi Arabia and the United Arab Emirates as a result of our strategy of acquiring distributors in the Middle East, which offset reductions of 6.4% in volumes mostly from Africa, particularly Angola, which is a country whose economy relies significantly on the oil industry and was impacted by the sharp fall in oil prices during the period. Average prices increased 23.0% in real terms compared to the corresponding period in 2014, primarily as a result of the devaluation of the real against the U.S. dollar.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais, otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Middle East and Africa
Meat:
In natura meat:
Poultry	1,339.7	1,152.5	16.2	225.0	241.5	(6.8)
Pork/Beef	26.0	72.2	(64.0)	3.8	10.6	(62.9)
Total in natura meat	1,365.7	1,224.7	11.5	229.1	252.6	(9.3)
Processed	133.7	77.7	72.1	23.6	17.5	35.1
Total	1,499.4	1,302.4	15.1	252.8	270.1	(6.4)

The following table sets forth our average selling prices in our Middle East and Africa market.

	Average Selling Prices
	Three Months Ended March 31,
	2015	2014	Change
	(in reais per kg)		(%)
Middle East/Africa	5.93	4.82	23.0

Asia

Net sales in the Asia region increased 6.5%, to R$744.7 million in the three months ended March 31, 2015, compared to R$699.5 million in the corresponding period in 2014, primarily as a result of an increase in average prices that more than offset a 9.1% decrease in volumes in the region compared to the same period in 2014. Average prices increased 17.1% in real terms compared to the corresponding period in 2014, primarily as a result of the devaluation of the real against the U.S. dollar.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais, otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Asia
Meat:
In natura meat:
Poultry	651.7	590.0	10.4	100.1	106.9	(6.3)
Pork/Beef	76.4	94.4	(19.1)	9.1	13.2	(31.3)
Total in natura meat	728.1	684.4	6.4	109.2	120.1	(9.1)
Processed	16.7	15.1	10.6	2.0	2.2	(10.6)
Total	744.7	699.5	6.5	111.2	122.4	(9.1)

The following table sets forth our average selling prices in our Asia market.

	Average Selling Prices
	Three Months Ended March 31,
	2015	2014	Change
	(in reais per kg)		(%)
Asia	6.70	5.72	17.1

Latin America

Net sales from Latin America operations decreased 6.0%, to R$393.5 million in the three months ended March 31, 2015, compared to R$418.7 million in the corresponding period in 2014, primarily as a result of a 29.3% decrease in volumes after we ceased shipments to Venezuela due to defaults on payments. Average prices increased 32.9% in real terms compared to the corresponding period in 2014.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais, otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Latin America
Meat:
In natura meat:
Poultry	78.7	137.7	(42.8)	14.0	29.4	(52.3)
Pork/Beef	61.2	86.4	(29.2)	4.8	9.9	(37.5)

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2015	2014	Change	2015	2014	Change
	(in millions of reais, otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Total in natura meat	139.9	224.1	(37.6)	20.2	39.3	(48.6)
Processed	239.9	184.8	29.8	27.1	27.6	(1.8)
Other	13.8	9.8	40.8	—	—	—
Total	393.5	418.7	(6.0)	47.3	66.9	(29.3)

The following table sets forth our average selling prices in our Latin America market.

	Average Selling Prices
	Three Months Ended March 31,
	2015	2014	Change
	(in reais per kg)		(%)
Latin America	8.32	6.26	32.9

Cost of Sales

Cost of sales decreased 0.9%, to R$4,884.7 million in the three months ended March 31, 2015 compared to R$4,930.8 million in the corresponding period in 2014, with a decrease in sales volumes of 7.2% in the same period. These variations were primarily as a result of an 8.1% decrease in the price of soybeans and a 3.8% decrease in the price of soybean meal during the period. This decrease was partially offset by a 3.0% increase in the price of corn, the appreciation of the real against the U.S. dollar during the period and an increase in food conversion costs resulting from a Brazilian truck driver strike during the period.

Gross Profit and Gross Margin

Gross profit increased 21.8% to R$2.2 billion in the three months ended March 31, 2015 compared to R$1.8 billion in the corresponding period in 2014. Our gross margin increased 4.2 percentage points to 30.7% in the three months ended March 31, 2015, compared to 26.5% in the corresponding period in 2014, primarily as a result of the increase in average prices in all regions, but particularly in Latin America, the Middle East and Asia.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 8.9% to R$1.2 billion in the three months ended March 31, 2015 compared to R$1.1 billion in the corresponding period in 2014, representing 16.9% of our net sales in the first quarter of 2015, compared to 16.3% in the corresponding period in 2014. Selling expenses increased 8.4%, mainly due to higher marketing expenses in connection with our Perdigão marketing campaign and an increase in trade marketing. General and administrative expenses increased by 14.1% compared to the corresponding period in 2014. In the three months ended March 31, 2015, compared to the corresponding period in 2014, operating expenses were impacted by increased expenses resulting from our acquisition of interest in Federal Foods and Alyasra in the Middle East and overhead costs associated with these distributors.

Other Operating Expenses, Net

Other operating expenses, net increased 126.2% to R$273.0 million in the three months ended March 31, 2015 from R$120.7 million in the corresponding period in 2014. This includes the following expenses: R$41.7 million attributed to idle capacity during the Brazilian truck driver strike during the period, R$34.7 million for restructuring of our marketing area and R$27.0 million in tax adjustments.

Operating Income

Operating income before financial expenses, net, increased 12.0% to R$640.9 million in the three months ended March 31, 2015, from R$572.3 million in the corresponding period in 2014, representing an operating margin of 9.1% of net sales compared to the 8.5% recorded in the same period 2014. The increase reflects increased average prices, better allocation of volumes and sales efforts among the regions and better distribution capacity as a result of acquisitions in the Middle East.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	Three Months Ended March 31,
	2015	2014	Change
	(in millions of reais) (unaudited)		(%)

Brazil	306.1	380.1	(19.5)
Europe/Eurasia	59.0	84.8	(30.4)
Middle East and Africa	115.4	25.5	352.5
Asia	163.9	72.9	124.8
Latin America	(3.5)	9.1	(138.5)
Total	640.9	572.3	12.0

In the Brazilian segment, our operating results were R$306.1 million in the three months ended March 31, 2015, a 19.5% decrease over R$380.1 million in the corresponding period in 2014, representing an operating margin of 8.1% compared to 10.6% in the corresponding period in 2014. The operating results in the Brazilian segment accounted for 47.8% of our consolidated operating results for the three months ended March 31, 2015. Operating results were affected by an increase in operating expenses for marketing, idle capacity from the truck driver strike and other expenses.

In the Europe/Eurasia segment, our operating results were R$59.0 million in the three months ended March 31, 2015, a 30.4% decrease over R$84.8 million in the corresponding period in 2014, representing an operating margin of 9.5% compared to 12.0% in the corresponding period in 2014. The operating results in the Europe/Eurasia segment accounted for 9.2% of our consolidated operating results for the three months ended March 31, 2015. Operating results were affected by a decrease in volumes to this region, particularly to Russia.

In the Middle East and Africa segment, our operating results were R$115.4 million in the three months ended March 31, 2015, a 352.5% increase over R$25.5 million in the corresponding period in 2014, representing an operating margin of 7.7% compared to 2.0% in the corresponding period in 2014. The operating results in the Middle East and Africa segment accounted for 18.0% of our consolidated operating results for the three months ended March 31, 2015. Operating results were positively affected by our acquisitions of distributors in the region.

In the Asia segment, our operating results were R$163.9 million in the three months ended March 31, 2015, a 124.8% increase over R$72.9 million in the corresponding period in 2014, representing an operating margin of 22.0% compared to 10.4% in the corresponding period in 2014. The operating results in the Asia segment accounted for 25.6% of our consolidated operating results for the three months ended March 31, 2015. Operating results were positively affected by an increase in prices.

In the Latin America segment, our operating loss was R$3.5 million in the three months ended March 31, 2015, compared to an operating income of R$9.1 million in the corresponding period in 2014, representing a negative operating margin of 0.9% compared to a positive operating margin of 2.2% in the corresponding period in 2014. The absolute operating results in the Latin America segment accounted for 0.5% of our consolidated operating results for the three months ended March 31, 2015. Operating results were negatively affected by our stopping of sales to Venezuela.

Financial Income (Expenses), Net

Financial expenses, net totaled R$107.5 million in the three months ended March 31, 2015, representing a 45.3% decrease from R$196.5 million in the corresponding period in 2014, primarily as a result of gains on derivative transactions, interest on equity from investees in which we do not have significant influence and financial investments.

Income Tax and Social Contribution

Current and deferred income tax and social contribution expenses were R$71.7 million in the three months ended March 31, 2015, representing a 47.5% increase as compared to R$48.6 million in the corresponding period in 2014. Our income tax and social contribution in the first quarter of 2015 was 13.4% of our pre-tax results for the quarter.

Net Profit

For the reasons described above, net profit was R$464.7 million in the three months ended March 31, 2015, representing a 45.5% increase as compared to R$319.4 million for the corresponding period in 2014. Our net margin for the three months ended March 31, 2015 was 6.6%, representing a 1.8 basis point increase as compared to our net margin of 4.8% for the corresponding period of 2014.

Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

For a description of our cash flows for the year ended December 31, 2014, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our 2014 Form 20-F.

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$1,481.0 million in the three months ended March 31, 2015, compared to net cash flows from operating activities of R$951.8 million in the corresponding period in 2014. Our operating cash flow for the three months ended March 31, 2015 reflects net profit from continued operations of R$461.6 million, net non-cash adjustments of R$1,611.8 million and net changes in operating assets and liabilities of R$596.2 million. The net changes in operating assets and liabilities in the three months ended March 31, 2015 included a decrease in trade accounts receivable of R$424.0 million due to the collection of holiday sales from December 2014 and investments of trading securities, net of redemptions of trading securities of R$17.0 million, partially offset by an increase in inventories of R$394.8 million, interest paid in the amount of R$120.1 million, payroll and other related charges of R$153.2 million and an increase in trade accounts payable of R$380.2 million.

Cash Flows Used in Investing Activities

We recorded R$193.0 million in net cash flows used in investing activities in the three months ended March 31, 2015, compared to R$288.8 million in the corresponding period in 2014. In the three months ended March 31, 2015, our cash used in investing activities consisted primarily of acquisitions of property, plant and equipment in the amount of R$157.0 million and the acquisition and rearing of breeding stock in the amount of R$132.2 million. We recorded an increase in the redemptions of available-for-sale securities of R$75.7 million and an investment in available securities of R$1.1 million, and had a cash inflow of proceeds from the disposal of property, plant and equipment of R$40.2 million.

Cash Flows Used in Financing Activities

We recorded net cash flows used in financing activities of R$1,976.8 million in the three months ended March 31, 2015, compared to R$409.7 million in the corresponding period in 2014. In the three months ended March 31, 2015, we received proceeds from loans and financings in the amount of R$470.7 million, which was more than offset by repayments of debt totaling R$974.7 million and payments of dividends and interest on shareholders’ equity in the amount of R$463.3 million related to the 2014 fiscal year. We acquired 16.3 million of our own shares at a cost of R$1,028.8 million in order to hold treasury shares to comply with our stock option plan.

Debt

Our principal debt instruments as of March 31, 2015 are described below. The descriptions below update and supersede the descriptions set forth in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt” in our 2014 Form 20-F. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements included in our 2014 Form 20-F and Note 18 to our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2015.

	Short-Term Debt as of March 31, 2015	Long-Term Debt as of March 31, 2015	Total Debt as of March 31, 2015	Total Debt as of December 31, 2014
	(in millions of reais) (unaudited)
Local currency:
Development bank credit lines	233.2	406.6	639.8	763.7
Other secured debt	45.4	238.2	283.6	294.7
Export credit facilities	537.9	—	537.9	967.7
Bonds	13.7	497.3	511.0	501.2
Working capital facilities	1,193.5	—	1,193.5	1,239.8
PESA loan facility	0.8	212.6	213.4	213.5
Other	9.0	10.7	19.7	12.5

Local currency	2,033.5	1,365.4	3,398.9	3,993.1
Foreign currency:
Export credit facilities	1.6	1,273.6	1,275.2	1,059.4
Bonds	192.6	7,632.7	7,825.3	6,414.0
Development bank credit lines	21.9	17.5	39.4	42.4
Other secured debt	8.1	6.0	14.1	11.6
Working capital facilities	169.0	—	169.0	68.8

Foreign currency	393.2	8,929.8	9,323.0	7,596.2

Total	2,426.7	10,295.2	12,721.9	11,589.3

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program, in the amount of R$435.1 million as of March 31, 2015. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction of improvement and expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2015 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Development bank credit lines—Local currency” in the table above.

FINEP Financing. We obtained certain financing from Financiadora de Estudos e Projetos, or “FINEP,” a public financing company under the Ministry of Science, Technology and Innovation, with maturity dates between 2015 and 2019. The outstanding debt under this financing was R$204.7 million at March 31, 2015. We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$537.9 million as of March 31, 2015. These notes bear interest at fixed rates, with maturity dates in 2015. These credit lines are included in the line “Export credit facilities—Local currency” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,193.5 million as of March 31, 2015 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos), or “PESA,” for an outstanding amount of R$213.4 million as of March 31, 2015, subject to the variation of the IGP-M as of March 31, 2015, plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Other Local Currency Financings

Finame Financing. We and our subsidiaries obtained certain financing through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial), or “FINAME,” for a total of R$0.5 million as of March 31, 2015. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees. Most of the contracts provide for acceleration of the debt in the event of corporate restructuring without prior consent of the creditor. These loans are included in the line “Other secured debt—Local currency” in the table above.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds, the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste), or “FNE,” in the amount of R$283.6 million as of March 31, 2015. The notes have maturity dates in 2015, except that the industrial credit notes with respect to the FNE mature in 2023. These titles are secured by liens on machinery and equipment and real estate mortgages. We guarantee the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “ Other secured debt —Local currency” in the table above.

Leasing. We lease our fleet of vehicles under finance leases, with the amount of principal and interest payable monthly, with maturity dates in 2015. These loans are included in the line “Other secured debt—Local currency” in the table above.

State Tax Incentive Financing Programs. We also had R$19.7 million outstanding as of March 31, 2015 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. These credit lines are included in the line “Other—Local currency” in the table above.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$965.4 million as of March 31, 2015. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates in 2019. Interest under these export prepayment facilities accrues with six-month LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$320.8 million as of March 31, 2015. The indebtedness under these facilities is denominated in U.S. dollars, and matures in four years. These facilities bear interest at LIBOR plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Bonds

BRF Senior Notes due 2024. In May 2014, we issued U.S.$750.0 million principal amount of 4.75% notes due 2024, payable semiannually beginning November 22, 2014, or the “2024 USD Notes.” The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.

Of the total proceeds from the 2024 USD Notes, U.S.$61.0 million was used to repurchase 2017 Notes and U.S.$409.6 million was used to repurchase 2020 Notes in a tender offer, or the “2014 Tender Offer.” We paid aggregate cash premium of U.S.$86.4 million for the notes tendered in the 2014 Tender Offer. We determined that there was no substantial change in the terms of existing bonds, so the exchange transaction was accounted for as a modification of a financial liability. The value of the premium, interest paid and transaction costs is being amortized over the life of the 2024 USD Notes, according to the requirements of CPC 38 (IAS 39).

BRF Senior Notes due 2023. In May 2013, we issued U.S.$500.0 million principal amount of 3.95% notes due 2023, payable semiannually beginning November 22, 2013, or the “2023 USD Notes,” and (ii) R$500.0 million principal amount of 7.75% notes due 2028, payable semiannually beginning November 22, 2013, or the “2023 BRL Notes.” The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations.

Of the total proceeds from the 2023 USD Notes, U.S.$150.0 million was used in an offer to exchange, or the “2013 Exchange Offer,” a portion of the 2017 Notes and a portion of the 2020 Notes for the 2023 USD Notes. In connection with the 2013 Exchange Offer, we paid premiums and accrued interest to the date of closing of the transaction in the amounts of U.S.$5.0 million and U.S.$31.0 million to the holders of the 2017 Notes and 2020 Notes, respectively. We determined that there was no substantial change in the terms of existing bonds, so the exchange transaction was accounted for as a modification of a financial liability. The value of the premium, interest paid and transaction costs is being amortized over the life of the 2023 USD Notes, according to the requirements of CPC 38 (IAS 39).

BRF Senior Notes due 2022. In June 2012, we issued senior notes in the aggregate amount of U.S.$500.0 million. The notes were guaranteed by Sadia (prior to Sadia’s merger into BRF S.A.) and bear interest at a rate of 5.875% per year and mature on June 6, 2022. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations. Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.

BFF Notes. In January 2010, we, through our subsidiary BFF, issued the 2020 Notes in the aggregate amount of U.S.$750.0 million, of which U.S.$219.6 million were outstanding as of March 31, 2015. The bonds are guaranteed by BRF S.A. and Sadia (prior to Sadia’s merger into BRF S.A.), bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia Overseas issued the 2017 Notes in the aggregate amount of U.S.$250.0 million, of which U.S.$159.8 million was outstanding as of March 31, 2015. The bonds are guaranteed by us, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Quickfood Bonds. A subsidiary of BRF in Argentina, Quickfood, issued securities guaranteed by BRF, in the amount of ARS150.0 million with nominal interest rate of 21.8% per year and effective rate of 22.1% per year, with maturity dates between 2015 and 2016. As of March 31, 2015, the principal amount outstanding of such bonds was ARS107.0 million. In March 2014, Quickfood issued securities guaranteed by BRF, in the amount of ARS436.0 million with nominal interest rate of 24.1% per year and effective rate of 27.0 % per year with maturity dates between 2015 and 2018. As of March 31, 2015, the principal amount outstanding of such bonds was ARS436.0 million.

Development Bank Credit Lines

BNDES Facilities. The values set forth in the table above mainly consist of total borrowings of R$39.4million related to the BNDES Monetary Unit, or “UMBNDES” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the UMBNDES rate, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF S.A. and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included in the line “Development bank credit lines—foreign currency” in the table above.

Working Capital Facilities

Working capital in foreign currency. This funding consists of funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina. The funding is denominated in Argentine pesos and U.S. dollars, maturing in substantial part in 2015. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Other Secured Debt

Investments Financing. Our subsidiaries in Argentina have obtained financing for investment projects for the acquisition of capital goods and construction of necessary facilities for the production of goods and services and the marketing of goods (excluding inventories) in the amount of ARS14.2 million with an interest rate of 15.1% and maturity dates between 2015 and 2016. These loans are included in the line “Other secured debt—Foreign currency” in the table above.

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014 we and our wholly-owned subsidiary BRF Global GmbH entered into a revolving credit facility in the amount of U.S.$1.0 billion, maturing in May 2019, with a syndicate of twenty-eight banks. This revolving credit facility accrues interest at three-month LIBOR plus an applicable margin, which is calculated based on the company’s credit rating at the time of borrowing. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We entered into foreign currency exchange, commodity and interest rate derivatives under which we had exposure of R$179.4 million as of March 31, 2015. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2015 through 2019. These transactions do not require any guarantees and follow the rules of the BM&FBOVESPA or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in our 2014 Form 20-F.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates. At March 31, 2015, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Business and Industry Updates

Industry Update for the Three Months Ended March 31, 2015

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are significantly affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 3.4% from 2002 through 2014. In 2014, Brazil’s GDP grew by only 0.1%, as compared to 2.3% in 2013 and 0.9% in 2012. Since March 2013, the Central Bank has increased the SELIC interest rate, which is the short-term benchmark interest rate. Nevertheless, despite the recent increases, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 13.25% as of April 30, 2015. In April 2015, the IPCA increased by 0.71% , 0.61 percentage points lower than the increase of 1.32% recorded for the month of March 2015. For the first three months of 2015, the IPCA had increased 4.56%.

During this time, Brazil also experienced a reduction in its reservoir levels, restricting electricity generation and leading to an increase in energy prices authorized by ANEEL, which affected the Brazilian economy generally.

The Unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The Unemployment rate for the three months ended March 2015 was 6.2%, an increase of 1.9 percentage points when compared to the 4.3% in December 2014. The Consumer Confidence Index for April 2015 was 101.6, 5.0% lower than the one reported on March 2015 of 106.9 and 10.1% lower when compared to the end of 2014 (113.0).

According to ABRAS, in March 2015, supermarket sales in real terms (deflated by the IPCA), increased 7.15% compared to the previous month and increased 0.57% compared to March 2014. On a year to date basis, net sales increased 1.46%, compared to the same period of 2014. In nominal values, industry sales increased 8.56% over the previous month and 8.74% compared to March 2014. For the twelve months ended December 31, 2014, sales increased 9.22%.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Historically, the first quarter of the year is characterized by a seasonal decline in protein exports following peak consumption levels in the months leading up to the end of the year.

Brazilian exports of chicken increased 0.6% in the three months ended March 31, 2015 compared to the corresponding period in 2014 in terms of volume, with a reduction of 7.8% in terms of sales, in U.S. dollars, primarily as a result of the 8.3% decline in the average prices of exports in the first quarter of 2015. Pork exports registered declines of 18.1% in volume and 23.4% in sales, in U.S. dollars, in the three months ended March 31, 2015, compared to the corresponding period in 2014, with the average price of exports falling by 6.5% in the first quarter of 2015. Beef exports recorded a strong decrease of 34.9% in volume and 28.4% in sales, in U.S. dollars, in the three months ended March 31, 2015 compared to the corresponding period in 2014.

Brazilian exports of chicken in the three months ended March 31, 2015 totaled 877.7 million tons on sales of U.S.$1.5 billion. During the first quarter of 2015, China emerged as one of the top three leading importers (8.8%), together with Saudi Arabia (18.0% of total exports from Brazil) and Japan (12.0%). This result was partially explained by the Chinese announcement in 2014 of the certification of five additional Brazilian chicken processing units in 2014.

Pork shipment volume in the three months ended March 31, 2015 amounted to 90.0 thousand tons of sales, totaling of U.S.$222.5 million. The leading importers, Russia, Hong Kong and Angola, represented 42%, 26% and 6%, respectively, of total exports from Brazil, while the Ukraine remained closed to Brazilian exports since 2013. Beef shipments in the three months ended March 31, 2015 totaled 327.5 thousand tons with sales of U.S.$1.4 billion. Volumes decreased 34.9% compared to the same period in 2014, mainly due to decline in volumes exported to Venezuela and Russia, which accounted for 75% of the total decline. Exports to both countries were affected by the overall economic weakness caused by the sharp decline in oil prices in the first quarter of 2015.

Updates to Legal Proceedings

The following information supplements and updates the descriptions set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Information—Legal Proceedings” in our 2014 Form 20-F.

Social Security Contribution Assessment

On April 1, 2015, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed a tax assessment against us in the amount of R$75.9 million related to alleged irregularities in (i) our Stock Options Plan, (ii) our Profit Sharing Program and (iii) certain variable compensation to executive and managerial employees from 2011 and 2012. We filed an administrative appeal on May 4, 2015. Our legal advisors have classified our risk of loss as possible. The claimed amount is not included in our total possible contingencies amount for the period ended March 31, 2015.

ICMS Assessment

On March 30, 2015, the São Paulo State Treasury Office (Secretaria de Fazenda do Estado de São Paulo) filed a tax assessment against us in the amount of R$54.4 million related to alleged irregularities in the collection of ICMS taxes levied on certain in natura beef transactions carried out in 2012 and 2013. We filed an administrative appeal on April 28, 2015. Our legal advisors have classified our risk of loss as possible. The claimed amount is not included in our total possible contingencies amount for the period ended March 31, 2015.

Updates to Management Section

At our general shareholders’ meeting held on April 8, 2015, the following members of the board of directors were nominated : Abilio dos Santos Diniz, Vicente Falconi Campos, Walter Fontana Filho, Luiz Fernando Furlan, José Carlos Reis de Magalhães Neto, Manoel Cordeiro Silva Filho, Marco Geovanne Tobias da Silva, Henri Philippe Reichstul and Paulo Guilherme Farah Correa. In addition, Eduardo Pongracz Rossi was appointed as alternate to Abilio Diniz; Sergio Ricardo Miranda Nazaré, as alternate to Marco Geovanne Tobias da Silva; Mateus Affonso Bandeira was appointed as alternate to Vicente Falconi Campos; Fernando Shayer was appointed as alternate to José Carlos Reis de Magalhães Neto; Eduardo Fontana D Avila was appointed as alternate to Walter Fontana Filho; Roberto Faldini was appointed as alternate to Luiz Fernando Furlan; Mauricio da Rocha Wanderley was appointed as alternate to Manoel Cordeiro Silva Filho; Arthur Prado Silva was appointed as alternate to Paulo Guilherme Farah Correa and Jose Violi Filho was appointed as alternate to Henri Philippe Reichstul.

As of December 18, 2014, the following executive officers were elected by our board of directors for a two-year term beginning on January 1, 2015:

Name	Senior Management Position Held
Pedro de Andrade Faria	Chief Executive Officer, Global
Augusto Ribeiro Júnior	Chief Financial and Investor Relations Officer
Flavia Moyses Faugeres	Vice President
Glberto Antonio Orsato	Vice President
José Roberto Pernomian Rodrigues	Vice President
Hélio Rubens Mendes dos Santos Junior	Vice President
Rodrigo Reghini Vieira	Vice President

At the general shareholders’ meeting held on April 8, 2015, the following members of our fiscal council were nominated: Attilio Guaspari, Reginaldo Ferreira Alexandre and Marcus Vinicius Dias Severini. In addition, the following individuals were nominated as alternates: Susana Hanna Stiphan Jabra, as alternate to Attilio Guaspari; Marcos Tadeu de Siqueira, as alternate to Marcus Vinicius Dias Severini; and Walter Mendes de Oliveira Filho, as alternate to Reginaldo Ferreira Alexandre.